UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Ovid Therapeutics Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

690469101

(CUSIP Number)

december 31, 2018

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 690469101	Page 2 of 5 Pages

1.	Name of Reporting Persons Jeremy M. Levin
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 5,801,028 (1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 5,801,028 (1)
	8.	Shared Dispositive Power 0
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,801,028 (1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 22.9% (2)
12.	Type of Reporting Person (See Instructions) IN

(1) Consists of (i) 4,601,529 shares of the Issuer’s common stock held directly by the Reporting Person, (ii) 465,116 shares held by DSL-EAL Holdings LLC, a limited liability company managed by the Reporting Person, (iii) 35,461 shares held by Divo Holdings, LLC, a limited liability company managed by the Reporting Person’s spouse, and (iv) 698,922 shares of common stock issuable upon the exercise of stock options within 60 days of December 31, 2018.

(2) This percentage is calculated based upon 24,654,114 outstanding shares of the Issuer’s common stock, as reported in the Issuer’s Form 10-Q Quarterly Report (Commission File No. 001-38085) filed with the Securities and Exchange Commission on November 8, 2018.

CUSIP No. 690469101	Page 3 of 5 Pages

Item 1(a)	Name of Issuer

Ovid Therapeutics Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

1460 Broadway, Suite 15044

New York, New York 10036

Item 2(a)	Name of Person Filing

Jeremy M. Levin

Item 2(b)	Address of Principal Business Office or, if none, Residence

c/o Ovid Therapeutics Inc.

1460 Broadway, Suite 15044

New York, New York 10036

Item 2(c)	Citizenship

United States of America

Item 2(d)	Title of Class of Securities

Common Stock, $0.001 par value

Item 2(e)	CUSIP Number

690469101

Item 3

Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of cover page for each Reporting Person

(b) Percent of class: See Row 11 of cover page for each Reporting Person

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote: See Row 6 of cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

CUSIP No. 690469101	Page 4 of 5 Pages

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

 Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 690469101	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2019.

By:	/s/ Jeremy M. Levin
Jeremy M. Levin